Exhibit 3.2

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation: TapImmune Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Please see attached Certificate of Designation for the Series B Convertible Preferred Stock

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature:

/s/ Glynn Wilson
Signature of Officer

CERTIFICATE OF DESIGNATION

OF

TapImmune Inc.

Pursuant to Section 78.1955 of the

Nevada Revised Statutes
______________________________________

SERIES B CONVERTIBLE PREFERRED STOCK

On behalf of TapImmune Inc., a Nevada corporation (the “Corporation”), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors of the Corporation (the “Board”):

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the articles of incorporation of the Corporation (the “Articles of Incorporation”), there hereby is created, out of the five million (5,000,000) shares of preferred stock, par value $0.001 per share, of the Corporation authorized by Article III of the Articles of Incorporation (“Preferred Stock”), a series of Series B Convertible Preferred Stock, consisting of one million, five hundred thousand (1,500,000) shares, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications, limitations and restrictions:

The specific powers, preferences, rights and limitations of the Series B Convertible Preferred Stock are as follows:

1. Designation; Rank. This series of Preferred Stock shall be designated and known as “Series B Convertible Preferred Stock.” The number of shares constituting the Series B Convertible Preferred Stock shall be one million, five hundred thousand (1,500,000) shares. Except as otherwise provided herein, the Series B Convertible Preferred Stock shall, with respect to rights on liquidation, winding up and dissolution, rank pari passu to (i) the common stock, par value $0.001 per share (the “Common Stock”) and (ii) the Series A Convertible Preferred Stock, par value $0.001 per share.

2. Dividends. The holders of shares of Series B Convertible Preferred Stock have no dividend rights except as may be declared by the Board in its sole and absolute discretion, out of funds legally available for that purpose.

3. Liquidation Preference.

(a) In the event of any dissolution, liquidation or winding up of the Corporation (a “Liquidation”), whether voluntary or involuntary, the Holders of Series B Convertible Preferred Stock shall be entitled to participate in any distribution out of the assets of the Corporation on a seven (7) to one basis per share with the holders of the Common Stock and a one and four tenths (1.4) to one basis with the holders of the Series A Convertible Preferred Stock.

(b) A sale of all or substantially all of the Corporation’s assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidated or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation (a “Change in Control Event”), shall not be deemed to be a Liquidation for purposes of this Designation.

4. Voting. The holders of Series B Convertible Preferred Stock shall have the right to cast one thousand (1,000) votes for each share held of record on all matters submitted to a vote of holders of the Corporation’s common stock, including the election of directors, and all other matters as required by law.  This right is equal to that of the Series A Convertible Preferred Stock There is no right to cumulative voting in the election of directors. The holders of Series B Preferred Stock shall vote together with all other classes and series of common stock of the Corporation as a single class on all actions to be taken by the common stock holders of the Corporation except to the extent that voting as a separate class or series is required by law.

5. Conversion of Series B Convertible Preferred Stock.

(a) Automatic conversion. Upon the occurrence of a reverse stock split of the Corporation’s common stock in which every 100 shares of the Corporation’s common stock outstanding at the time that this certificate of designation was filed with the Secretary of State of Nevada is exchanged for one share of the Corporation’s common stock, each share of Series B Convertible Preferred Stock shall automatically convert into seven (7) shares of the Corporation’s common stock (such number to be after the aforementioned 100:1 reverse stock split), subject to adjustment as provided in this Section.

(b) No Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series B Convertible Preferred Stock. In lieu of any fractional share to which the Holder would otherwise be entitled, the Corporation shall issue a number of shares to such Holder rounded up to the nearest whole number of shares of Common Stock. No cash shall be paid to any Holder of Series B Convertible Preferred Stock by the Corporation upon conversion of Series B Preferred Convertible Stock by such Holder.

(c) Stock Dividends, Splits, Combinations and Reclassifications. If the Corporation shall (i) declare a dividend or other distribution payable in securities, (ii) split its outstanding shares of Common Stock into a larger number, (iii) combine its outstanding shares of Common Stock into a smaller number (other than the 100:1 reverse stock split referred to in Section 5(a)), or (iv) increase or decrease the number of shares of its capital stock in a reclassification of the Common Stock including any such reclassification in connection with a merger, consolidation or other business combination in which the Corporation is the continuing entity (any such corporate event, an “Event”), then in each instance the Conversion Rate shall be adjusted such that the number of shares issued upon conversion of one share of Series B Convertible Preferred Stock will equal the number of shares of Common Stock that would otherwise be issued but for such Event.

(d) Issue Taxes. The converting Holder shall pay any and all issue and other non-income taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series B Convertible Preferred Stock.

IN WITNESS WHEREOF the undersigned has signed this Designation this February 18, 2013.

TapImmune Inc.

/s/ Glynn Wilson
Glynn Wilson
Chief Executive Officer and Director